EXHIBIT 1-6




                       MacAndrews & Forbes Holdings Inc.
                              35 East 62nd Street
                           New York, New York 10021


                                               May 13, 2004



Board of Directors
Panavision Inc.

Gentlemen:

                  I am pleased to propose for your consideration a transaction pursuant to which our subsidiary, PX Holding Corporation ("PX"), or an affiliate thereof, would exchange 215,274 shares of Series D Cumulative Pay-In-Kind Preferred Stock, par value $.01 per share (the "Series D Preferred Stock"), of Panavision Inc. (the "Company"), together with accrued and unpaid dividends thereon, and 1,381,690 shares of Series E Non-Cumulative Perpetual Participating Preferred Stock, par value $.01 per share (the "Series E Preferred Stock"), of the Company, for shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock").

                  We propose that, (i) with respect to the Series D Preferred Stock, each $1,000 of outstanding liquidation preference (and any accrued and unpaid dividends thereon) be exchanged for such number of shares of Common Stock so as to value the Common Stock in the transaction at $7.00 per share, and (ii) each share of Series E Preferred Stock be exchanged for one share of Common Stock. Upon completion of the transaction, PX would hold approximately 97% of the Common Stock.

                  This proposal is, of course, conditioned upon the execution of a definitive agreement which would contain appropriate terms and conditions, including obtaining certain approvals from the Company's lenders under the Company's Amended and Restated Credit Agreement and, if necessary, obtaining stockholder approval to increase the number of authorized shares of Common Stock.

                  We are mindful that, in light of Ronald O. Perelman's beneficial ownership of approximately 86% of the outstanding voting shares of the Company, the Board would want a committee of independent directors (the "Special Committee") to consider our proposal. We also recognize that the Special Committee may wish to retain outside legal and financial advisors in connection with the proposed exchange and, in addition, may determine to seek a fairness opinion. Should the Special Committee wish to retain such advisors, we would encourage that they be engaged promptly.

                  We hope the Special Committee will conclude that the proposed exchange represents a unique opportunity for the Company to rationalize its capital structure and eliminate its obligation to pay or accrue dividends on the Series D Preferred Stock at a rate currently in excess of $5 million per quarter, which should facilitate the Company's access to the public equity markets in the future.

                  We and our advisers are prepared to provide any further details and render whatever assistance the Board of Directors or the Special Committee may require. We very much appreciate your willingness to consider the proposed exchange and I look forward to discussing this proposal with the Board of Directors at its next scheduled meeting on May 18, 2004.


                                               Very truly yours,

                                               MACANDREWS & FORBES HOLDINGS INC.


                                               By: /s/ Howard Gittis
                                               ---------------------------------
                                               Howard Gittis
                                               Vice Chairman